SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Conference Call 1Q18

May, 2018



Eletrobras

Disclaimer

This presentation may contain **forward-looking statements. Such statements are not statements of historical facts** but reflect **the beliefs and expectations of our management** and may constitute **forward-looking statements** within the meaning of and Section 27A of the Securities Act of 1933, as amended, and Section 21E of the US Securities and Exchange Act of 1934, as amended.

The words "believe," "may", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar words are intended to identify these **statements, which necessarily involve known and unknown risks and uncertainties.**

Known **risks and uncertainties** include but are not limited to general **economic, regulatory, political and business conditions** in Brazil and abroad, interest **rate fluctuations, inflation and the value of the real, changes in volumes and patterns of customer electricity usage, competitive conditions,** our level of **debt,** the likelihood that we will receive **payment in connection with accounts receivable, changes in rainfall and the water levels** in the reservoirs used to run our hydroelectric facilities, our **financing and capital expenditure plans, existing and future governmental regulation** and other risks described in our registration statement and other filings with the

Forward-looking statements speak only as of the date they are made we do not undertake **any obligation to update them in light of new information or future developments.** Future results of the Company's operations and initiatives may differ from current expectations **and the investor should not rely solely on the information contained herein.**

This material contains **calculations that cannot produce a sum or accurate result due to rounding performed.**

Highlights

1Q18 Highlights

Results

R$ 9,140 million
Gross Management Revenue

9% ↑
in relation to 1Q17, due to the growth in Transmission and Distribution revenues

R$ 56 million
Profit on 1T18

96% ↓
in relation to 1Q17, due to the loss of the Distribution segment, with highlight to Amazonas D in the total of R$ 1.3 billion

R$ 1,406 million
Profit of Generation and Transmission Segments

12% ↑
in relation to 1Q17, indicating the improvement in these segments

R$ 1,910 million
Distribution Companies' losses in 1Q18

65% ↓
The Distribution segment was the main negative issuet of the consolidated result in 1Q18, highlighting **Amazonas D net loss in the amount of R$ 1.3 billion**, due to the impact of the lower CCC reimbursements of R$ 377 million.

1Q18 Highlights

Business Plan

Reduction of **Net Debt / Management Ebitda**

2016	1T18
6.1	3.7

approaching the goal of reducing debt of the **PDNG 2018-2022**

Maximum score in the 2nd cycle of the **Governance Indicator IG/SEST (Level 1 - Excellence)**

Seal of Governance in State-owned Companies of B3

60%
Conclusion of **ProERP**

|

Implementation of ***Go Live*** in 4 companies
of Rio de Janeiro in
April 1, 2018

96%
Conclusion of **Shared Services Center**

|

All processes up to **October 2018**

Consensus Dismissal Plan - PDC

Adhesion of **735** employees

|

R$ 216 million
annual savings with 1.25 year payback

|

Investment of
R$272 million

Our Business

Growth in Generation

+ 337 MW

net physical aggregation in 2018, with emphasis on the Belo Monte, São Manoel and Casa Nova III plants and the shutdowns of the P. Medici and São José Thermoelectric Power Plants in the amount of 113 MW

48,470 MW

capacity installed of Eletrobras

230 plants

31% of Brazil' s installed capacity

Expansion Performance					
Plant	Part. ELB	Total power of the enterprise (MW)	Installed power (MW)	Installed power in 2018 (MW)	Eletrobras Power Installed in 2018 (MW)
Belo Monte	49,98%	11,233.10	5,121.98	611.11	305.43
São Manoel	33,33%	700.00	525.00	350.00	116.66
Casa Nova III	100,00%	28.20	28.20	28.20	28.20
Total			5,675.18	989.31	450.29

+ 7,360 MW

will be added to the energy matrix until **2021** with highlight to Sinop and Belo Monte..

Annual Generation Revenue (RAG) in the amount of **R$ 18 million** from Casa Nova III power plant of Chesf

Interconnection of Brasil

2017

The greatest Transmission Company in Latin America

1960



Evolução da Transmissã
- Rede básica



Existente
Futuro
LTs Empresas Eletrobras
LTs Empresas Eletrobras com parceria
LTs Outras Empresas

Highlights:

- LT 500 kV Brasília Leste – Luziânia, SE Brasília Leste (GO/DF)
- LT 230 kV Foz do Chapecó - Pinhalzinho C1, SE Pinhalzinho (SC)

71,754 km of which **65,014 km** with tension ≥ 230kV

70 km
aggregated in the
1ºQuarter/ 2018

48,9%
of lines
With Tension≥ 230kV in Brazil

2018	Investments	Building works	Revenue
Eletrosul	R$ 64 million	11	R$ 17 million
Eletronorte	R$ 578 million	38 (G and T)	R$ 102 million
Chesf	R$ 740 million	34	R$ 95 million
Furnas	R$ 446 million	43	R$ 42 million

Financial

Economic-Financial Performance

IFRS

values in R$ million

DRE consolidated	Performed quarterly		
	1Q2017	1Q2018	%
Gross Operating Revenue*	10,494	10,339	-1%
Deductions	-1,954	-2,080	6%
Net operating revenue*	**8,540**	**8,259**	**-3%**
Operating Costs*	-3,095	-3,416	10%
Operational Expenses	**-3,541**	**-4,320**	**22%**
PMSO	-2,480	-2,501	1%
PDC	0	-272	-
Operational Provisions/Reversels	-600	-1,081	80%
Depreciation and Amortization	-461	-466	1%
Ebitda CVM	**4,190**	**1,244**	**-70%**
Financial Result	-1,099	-7	-99%
Result of shareholdings	1,825	255	-86%
Operational Result before IR/CS	**2,630**	**770**	**-71%**
IR/CS	-1,252	-714	-43%
Net Result after IR/CS	**1,378**	**56**	**-96%**

*without construction

Operational Costs
Reimbursement of CCC of Amazonas D lower by R$ 337 million

Provisions
Contingencies with highlight for updating R$ **197 million** for compulsory loans and R$ 90 million from Cepisa for ICMS and R$ 65 million from Amazonas D for PIEs

EBITDA
1. Fuel: gloss of R$ 337 million from Amazonas D;
2. Contingencies: compulsory loan update of R$ 197 million and CEPISA: R$ 90 million;
3. PCLD and PCLD CEPISA: R$ 100 million renegotiation with Agespisa.
4. sale of CELG D in the amount of R$ 1.5 billion occurred in the 1Q17

Financial Result
Impact of the agreement with **Eletropaulo** in the amount of R$ 1.07 billion

Shareholdings
In 1Q17 impacted by the sale of CELG D in the amount of R$ 1.5 billion

Result by Segment

IFRS®

Values in R$ million

		Generation		Transmission		G & T		Distribution	
		Total	Variation	Total	Variation	Total	Variation	Total	Variation
ROL – Net Operating Revenue	**1Q18**	**4,709**	**4%**	**2,368**	**-13%**	**7,077**	**-3%**	**2,054**	**4%**
	1Q17	4,533		2,727		7,I260		1,978	
(-) PMSO	**1Q18**	**-888**	**11%**	**-916**	**2%**	**-1,804**	**6%**	**-583**	**-14%**
	1Q17	-801		-899		-1,700		-674	
(-) Operating Costs and Expenses	**1Q18**	**-2,554**	**1%**	**-416**	**24%**	**-2,970**	**4%**	**-2,622**	**74%**
	1Q17	-2,528		-335		-2,863		-1,505	
Ebitda	**1Q18**	**1,667**	**7%**	**1,050**	**-30%**	**2,717**	**-11%**	**-1,101**	**-821%**
	1Q17	1,559		1,509		3,068		-120	
Financial Result	**1Q18**	**-430**	**24%**	**-278**	**-222%**	**-708**	**-9%**	**-728**	**11%**
	1Q17	-564		-86		-650		-817	
Net Income	**1Q18**	**586**	**9%**	**821**	**-2%**	**1,406**	**2%**	**-1,910**	**-88%**
	1Q17	537		839		1,376		-1,018	

	1Q18	1Q17
RBSE	1,194	1,553
RBSE Net of Tax	788	1,025

Financial Result Transmission	PMSO GT	Result and Expenses of Distribution
Corrections of Eletronorte' loan agreements with Holding and financial institutions (BB, CEF, BASA) and impact of foreign exchange variation on contracts denominated in foreign currency.	Influenced by PDC in 1Q18 (R$ 272 million)	The negative result of the Distribution Companies, with emphasis on Amazonas Energia, impacted by the ANEEL cut off factor, which restricted the reimbursement of CCC/CDE by R$ 477 million.

Gross Revenue 1Q18



-1% R$ 148 million
+9% R$ 767 million
10,816
1,553
892
8,372
-31
46
143
-44
625
33
9,145
1,194
334
10,673
-5%
+1%
+20%
-13%
+33%
+8%
Gross Revenues IFRS 1Q17
RBSE
CELG D and Construction
Management Gross Revenue IFRS 1Q17
Generation - O&M Regime
Generation - Exploration Regime
Transmission - O&M Regime
Transmission - Exploration Regime
Distribution
Other Revenue
Management Gross Revenue IFRS 1Q18
RBSE
Construction
Gross Revenue IFRS 1Q18

Generation		Transmission		Distribution	Other Revenue
O&M Regime	Exploration Regime	O&M Regime	Regime de Exploração	(i) Tariff readjustments; (ii) Effect of the constitution of positive CVA on the Eletroacre and Ceal subsidiaries and on the reduction of the negative CVA constitution in the subsidiary Amazonas Distribuição.	At Eletronorte, an increase in the provision of multimedia services and services, and an increase in subsidy revenue at Ceal and Boavista.
Change in the CFURH rate, which composes the revenue of quotas and frustration of the forecast of financial income caused by the difference between the rate of remuneration used in the forecast and the rate actually realized.	Angra 1 and 2 fixed revenue update established by ANEEL for the 2018 Fiscal Year and variable portion referring to the surplus of electric energy generated estimated for 2018.	Annual update of the RAP of the concessions and investments related to the reinforcement of lines in the transmission system, especially the subsidiary Chesf.	Annual update of the RAP of the concessions and adjustment portion in the period.		

Personnel, Material, Services e Others

(R$ million)



12%
2,480
2,767
272
242
362
47%
581
578
1%
55
74
34%
1,602
1,487
7%
1Q17
1Q18
Personnel without PAE/PDC
Material
Services
Other
PAE/PDC

Personnel

Personnel Account without expenses with PDC presented **reduction of 7%!**

Additional investment of R$ **272 million** in **1Q18**, regarding the Dismissal Plan (PDC)

Material

The variation is mainly due to the increase in material consumption as a result of the Angra 2 shutdown for the exchange of nuclear fuel.

Other

In the subsidiary Amazonas D, in 1Q18, a fine per cut-off factor of regulatory losses and transgression of the indicators in the total of **R$ 114 million**;

Operational Provisions

Values in R$ million	1Q17	1Q18	%	Position in 03/31/18
Guarantees	13	-14	208% ↑	
Contingencies	351	512	46% ↓	24,190
PCLD - consumers and resellers	94	292	211% ↓	1,671
PCLD – financing and loans	5	35	597% ↓	
Onerous Contract	-319	-301	6% ↑	1,840
Provision/reversal for losses on investments	20	7	63% ↑	
Impairment	270	174	35% ↑	16,885
TFRH – Pará rate	85	150	77% ↓	1,334
Others	82	225	175% ↓	
Total	**600**	**1,081**	**80% ↓**	**45,920**

Negative amounts refer to reversals of provisions

Provisions of R$ **512 million**, with highlight to R$ **197 million** of provision for compulsory loan, Cepisa's R$ **90** million related to ICMS, Amazonas D's R$ **65** million upgrade related to Independent Producers

Creation of R$ 100 million of Cepisa in relation to Agespisa

Principal: Reversal of Angra III (R$ 220 million) and Distribution Companies (R$ 111 million)

Principal: Constitution of Angra III (R$ 204 million) offset by Reversal Distribution Companies (R$ 29 million)

Parent company: approximately R$ 90 million related to the provision reflected by the PIEs of Amazonas D and approximately R$ 50 million related to the Parent Company's PCLD

Ebitda 1Q18
(R$ million)



-70% (R$ 2,947 million)
-41% R$ 619 million
Highlights:
RBSE: R$ 1.5 billion
Sale of CELGD: R$ 1.5 billion
Contingencies: R$ -351 million
Onerosos Contract: R$ 391 million
Impairment: R$ -270 million
Pará Rate: R$ -85 million
Highlights:
RBSE: R$ 1.1 billion
PDC: R$ -272 million
Contingencies: R$ -512 million
Onerosos Contract: R$ 301 million
Impairment: R$ -174 million
Pará Rate: R$ -150 million
4,190
2,691
1,500
391
+6%
45
-15%
511
-18%
111
-5%
345
-179%
880
363
1,244
EBITDA CVM 1Q17
Not recurring Itens
EBITDA Management 1Q17
Net Operating Revenue
Equity interest
Operaitonal Costs
PMSO Management
Operational Provisions
EBITDA Management 1Q18
Not recurring Itens
EBITDA CVM 1Q18

Increased managerial ROL (Net Operating Revenue):
(i) In the Distribution Companies, tariff readjustments; and effect of the constitution of positive CVA in the subsidiaries EletroAcre and Ceal and the reduction of the constitution of negative CVA in the subsidiary Amazonas Distribuição; and (ii) Annual updating of the RAP of the concessions and investments related to the reinforcement of lines in the transmission system, especially the subsidiary Chesf.

Equity Interest:
The variation is fragmented in several participations, with negative results for Triangulo Mineiro Transmissora (R$ 55 million), ESBR (R$ 22 million) and Interligação Elétrica Garanhuns S.A. (R$ 17 million).

Operating Costs :
The variation is mainly explained by the lower recovery of fuel expenses in the isolated system, due to the calculation of the CCC, especially the subsidiary Amazonas Energia

Management PMSO:
Other expenses, impacted by the regulatory loss cut in Amazonas D and in Chesf, due to the actuarial appraisal adjustment record - Post-employment benefits and loss record - Consumers and Concessionaires.

Management Provisions:
Increase in operating provisions influenced by the application of IFRS 9 - PCLD affecting 1Q18; Parent Company: R$ 90 million related to the provision reflected by the PIEs of Amazonas D and approximately R$ 50 million related to the Parent Company's PCLD

Financial Discipline

Goal	Net Debt / Adjusted EBITDA	< 3,0


Net Debt/Ebitda
23.4
23.4
23.4
22.7
20.3
18.6
6.1
5.7
4.7
4.1
3.7
3.7
dez-16
mar-17
jun-17
set-17
dez-17
mar-18
Net Debt
Net Debt/Management EBITDA

	dez-16	mar-17	jun-17	set-17	dez-17	mar-18
EBITDA (LTM)	3.8	4.0	4.9	5.5	5.5	5.0

Gross Debt	**R$ 44,179 million**
Financing payable without RGR	41,580
(-) (Cash + Securities)	7,251
(-) Financing receivable without RGR and with EDEs adjustment *	13,898
(-) Net balance of Itaipu's financial assets	1,807
Net Debt*	**R$18,624 million**

Gross Debt Profile**								
Financing (R$ million)**	5,796	8,175	4,730	10,159	2,316	1,390	11,740	44,307
Due (Year)	2018	2019	2020	2021	2022	2023	After 2023	Total

* 1. Financing, granted with RGR resources, owed by a company outside the Eletrobras group (R$ 1,198 million) and credits related to the federalization of Distribution Companies, pursuant to Articles 21-A and 21-B of the Law 12,783 / 2013, were excluded from the gross debt (R$ 400 million). 2. Receivables due by company outside the Eletrobras group to the RGR account (1,219 million) and adjusted by the receivables of the Eletrobras Distribution Companies held for sale (R$ 4,214 million) were excluded.
** Excluding debentures, in the amount of R$ 481 million

This presentation may contain estimates and projections. See Disclaimer.

Financial Result
(R$ million)



Financial Revenues
186%
631
1,495
31
103
497
115
1,418
(38)
1Q17
1Q18
Net Exchange Variation
Additional Moratorium on Electricity
Interest income and financial investments

Judicial Agreement with Eletropaulo impacting the financial income account in the amount of R$ 1,064 million.

Variation in the exchange rate in the period on financing contracts, especially the balances with Itaipu Binacional.



Financial Expenses
13%
1,730
1,502
119
51
1,559
61
335
1,107
1Q17
1Q18
Charges on Shareholders' Funds
Other Financial Results
Debt Charges

Reduction of approximately R$ 1.5 billion in the balance of financing and loans and interest reduction with CEF, BB and Caf.

Other financial results, impacted by losses on derivatives in the amount of R$ 16 million in 1Q18, compared to gains of R$ 117 million in 1Q17.



Financial Result
1Q17
1Q18
1,099
(7)
99%

Net Debt– Generation and Transmission
R$ million

Eletrosul – Net Debt/EBITDA



-9%
2,451
2,225
3,0
2,7
2017 (LTM)
2018 (LTM)

EBITDA	805	+2.7%	827

ELETRONORTE – Net Debt/EBITDA



3,737
-25%
3,807
1,8
1,9
2017 (LTM)
2018 (LTM)

EBITDA	2,080	-31%	1,442

Chesf – Net Debt/EBITDA



1,942
-37%
1,223
4,0
2,4
2017 (LTM)
2018 (LTM)

EBITDA	484	+7.2%	519

FURNAS – Net Debt/EBITDA



10,518
-16%
8,814
6.2
5.4
2017 (LTM)
2018 (LTM)

EBITDA	1,684	-3%	1,635

LTM = Last twelve months

Business and Management Master Plan

Challenge 22: Sustainable Excellence

Financial Discipline

$$\frac{\text{Net Debt}}{\text{Ebitda}} < 3$$

1Q18	2Q18
3.7	< 3.0

Sustainable Performance

$$\frac{\text{GEE Emission (ton } CO_2\text{)}}{\text{ROL (Net Operating Revenue)}}$$

2017	2018
0.295	0.330



Operational Excellence

$$\frac{\text{PMSO}}{\text{Regulatory PMSO}} = 1$$

2017	2018
1.33	1.00

People Valorization

Accident Frequency Rate (index)

2017	2018
2.23	1.38

Governance and Compliance

Material Weakness = 0

2017	2018
1	0

This presentation may contain estimates and projections. See Disclaimer.

Challenge 2021/22: main results

Operational Excellence

Recurring PMSO/Regulatory PMSO



1.55
1.54
1.54
1.39
1.35
1.44
1.00
2015
2016
1Q17
2Q17
3Q17
4Q17
Goal 2018

- **Reduction of 758 gratified functions**
  Annual savings: R$ 74.36 million ✓
- **Total 2,055 disconnections in PAE**
  Annual savings: R$ 855.26 million ✓
- Reducing administrative costs
  Annual savings: R$ 51.50 million ✓
- **Reduction of HE, Hazards additional and Warnings**
  Annual savings: R$ 23.11 million ✓
- **Integrated Operations in Marketing**
  Accumulated earnings: R$ 329.8 million ✓
- **Consensus Dismissal Plan (PDC)**
  Annual savings: R$ 890 million
- CSC Deployment: Go Live in June/2018
  Annual savings of R$ 616.0 million
- **Implantation of ProERP: 4 companies on April 1, 2018 and other companies until July/2018**
  Annual savings of R$ 107 million

Savings in 2017: R$ 987 million *

* Operational Cost- R$ 485 milhões
and PMSO - R$ 502 million = - R$ 987 million

Financial Discipline

Net Debt/Management EBITDA



6.50
8.78
6.70
5.70
4.70
4.10
3.70
3.70
3.00
2015
3Q16
2016
1Q17
2Q17
3Q17
4Q17
1Q18
Goal 2018

- **Reduction of 29% in the investment on PDNG 17-21,**
  PDNG15-19 (50bi) / PDNG17-21 (35bi) / PDNG18-22 (19bi) ✓
- **Total Sales: R$ 1.86 billion** ✓
  Sale of CELG D: R$ 2.2 billion? (R $ 1.1 billion Eletrobras)
  Sale of Energisa shares: R$ 364.7 million
  Sale of CPFL shares: R$ 46.0 million
  Sale of Tumarin shares: R$ 70 million
  Sale of Intesa shares: R$ 282 million
- **Privatization of Distribution Companies in June/18**
  Improvement of R$ 1.1 billion in EBITDA
- **Sale of Administrative Real Estate: R $ 400 million**
- **Sale of 70 SPEs in 06/29/2018: R$ 2.5 billion**
- **Savings of R$ 1.83 billion with tax optimization**
- **Base Zero Budget**
- **Mainly Concluded Workings**
  Santo Antonio (3.568 MW), Jirau (3.750 MW), Mauá 3 (591 MW) e São Manoel (700 MW): finalized
  Belo Monte (11.233 MW): dez/2019
  Belo Monte Transmissora (2.092 km) : finalized

Governance and Compliance

No. of Material Weakness



6
4
1
0
2015
2016
2017
Goal 2018

- **Bylaws and Politics approved in the holding company and in the other companies Eletrobras** ✓
- **IG-Sest - . Level of excellence in the 2nd cycle, with maximum score in the three dimensions: Transparency of Information, Management/Control/ Audit and Councils/Committees/Boards**
  B3 Governance Seal ✓
- **Consolidate the implementation of the 5 Dimensions until Dec / 2018**

Material Weakness	Status
Compliance/FCPA	Eliminated ✓
Management of SPEs	Eliminated ✓
Accounting closing	To be eliminated until dec/18
Environmental Control	Eliminated ✓

Elimination of 75% of Material Weakness

Sale of interest in 70 SPEs

59 | Generation (wind farms)
967 MW

11 | Transmisssion
1.004 Km

Accounting value **R$ 2.5 billion**

Auction dividided in 17 Lots:

- 8 Generation Lots
- 9 Transmission Lots

Date: june 29, 2018



Privatization of Distribution Companies


Eletrobras
Distribuição Roraima
Eletrobras
Distribuição Amazonas
Eletrobras
Distribuição Piauí
Eletrobras
Distribuição Acre
Eletrobras
Distribuição Rondônia
Eletrobras
Distribuição Alagoas

July, 2018	Auction
July, 2018	Homologation of results
August, 2018	Approval in General Meeting o Distribution Companies
September 25th, 2018	Signature of contracts

This presentation may contain estimates and projections. See Disclaimer.

Investments PDNG 2018-2022

R$ million

Details	Budgeted 2018	Realized 1Q18	Realized (%)	2019	2020	2021	2022	2018 - 2022
Corporate Entrepreneurship	**4,382**	**505**	**12%**	**3,094**	**2,490**	**2,205**	**2,068**	**14,239**
Generation	1,321	109	8%	968	1.055	938	874	5.157
Transmission	2,367	206	9%	1.858	1.184	994	896	7.300
Infrastructure and Others	434	86	20%	268	251	273	297	1.523
Distribution	260	104	40%	0	0	0	0	260
SPEs Investments	**1,826**	**369**	**20%**	**688**	**677**	**898**	**1,428**	**5,517**
Generation	1,490	342	23%	389	639	891	1,428	4,837
Transmission	336	26	8%	299	38	7	0	680
Total	**6,208**	**873**	**14%**	**3,782**	**3,168**	**3,103**	**3,496**	**19,756**

Future Structure

Expectation of **49.9 GW of installed capacity** until 2018

Strengthen the focus on **Generation and Transmission**

Maintenance of **48** strategic **SPEs**

Lean **Structure**



Eletrobras
Eletrobras Cepel
P&D
Shareholdings
Eletrobras Eletropar
Generation and Transmission
Eletrobras Eletrosul
Eletrobras Furnas
Eletrobras Chesf
Eletrobras Eletronorte

Current Eletrobras Companies

Segment	Total of SPEs	BookValue (R$ milhões)
Generation	137	16,908
Transmission	38	7,378
Services	3	60
Total	**175**	**24,346**

Eletrobras Companies by the end of 2018

Segment	Total of SPEs	BookValue(R$ million)
Generation	30	14,641
Transmission	17	3,712
Services	1	3
Total	**48**	**18,356**

This presentation may contain estimates and projections. See Disclaimer.er.

New Regulatory Framework and Privatization



Privatization of Eletrobras
Opportunities to build a large corporation

The largest electricity companies in the G-20 countries are structured as *corporation*.

14 plants and **14 GW**
for future share offerings

Esta apresentação pode conter estimativas e projeções. Vide Disclaimer.

Privatization of Eletrobras

January - 2018

Disclosure by the Ministry of Mines and Energy of the Draft Law suggests that the privatization will be implemented through a capital increase with issuance of new common shares (primary issue).

March – 2018

Resolution CPPI 30 - recommends that BNDES be responsible for the implementation and monitoring of the privatization process of Eletrobras.

May - 2018

Disclosed on the 10th the report of Deputy José Carlos Aleluia on PL 9463/18, highlighting the following points :

- Transfer to the CDE 40% of the value added to the concessions with a renewal of the contracts for 30 years provided in the midst of the privatization.
- Eletrobras' forecast of R$ 170 million per year for Cepel.
- Allocation, by the Chesf subsidiary, of the electric power necessary for the operation of the São Francisco transposition.
- Maintaining a golden share, which will allow the government veto powers on some strategic issues
- Maintenance of a limit of up to 10 percent for the participation of any group of shareholders in the company, in addition to a ban on shareholder agreements to create blocks that have voting power greater than this limit.

- Decree of the President of the Republic appointing the agents of privatization and includes the shares of Eletrobras, whose holder is the Federal Government, in the Investment Partnerships Program.
- Signed on May 15, Decree 9.375 / 18 that qualifies under the PPI and includes Eletrobras in the PND conditioning on the signing of a contract that has the purpose ot the studies for privatization.

Next Steps- 2018

- Law edition to regulate privatization conditions.

Disclaimer

The effectiveness of this operation depends on governmental authorizations, required legal and regulatory assessments, analysis of the model to be proposed and compliance with specific procedures, considering that Eletrobras is a mixed capital company with shares listed on the São Paulo Stock Exchange (B3 - Brasil, Bolsa, b=Balcão), as well as on the stock exchanges of New York (NYSE) and Madrid (Latibex).

This presentation may contain estimates and projections. See Disclaimer.

Impact considering the approval of MP 814 (Provisional Measure)

Angra 3

Viability of the venture, with definition of **new energy price**, which will allow the **renegotiation of loans contracted** with BNDES and CEF. The higher the rate, the more attractive the project becomes for a new partner and the higher the VPL (Net Present value) is generated for the project.

It also involves the participation of a **private partner** in Eletronuclear.

Impact considering the approval of MP 814
Enable the conditions of the agreement with Petrobras for the assignment of the Gas Agreement of Amazonas Distribuidora (AmD) to AmazonasGT (AmGT), permitting the finalization of the process of unbundling of Amazonas and adoption of regulated gas transportation tariff;

Allows for the anticipation of the energy delivery commitment of UTE Mauá 3 agreed in the Auction of Energy A-5/2014, bringing the following benefits:
Compatibility of the gas supply period of UTE MAUÁ 3, with the commitment to deliver energy from Auction A-5/2014, eliminating the gas price risk for the remaining concession period (Nov / 2030 until Dec / 2043);

(i) **Viability of the operation of** all Amazonas GT power plants available for energy production, including Independent Power Producers (PIEs) and south state plants connected to the pipeline with the fuel parcel coverage via CDE/CCC * (after the closure of the current contracts of these plants);

(ii) **Resolution of the problem of gas** pipeline idleness, avoiding the glosses of ANEEL by the gas consumption below the contracted volume.

* CDE: Energy Development Account / CCC: Fuel Consumption Account.
** Estimated value considering the retroactivity of the tariff at the beginning of the contract (reference: Feb / 2018)? *** Sum of estimated annual glosses (2018-2030) considering the current gas price.

Beginning of the Operations	***July 01, 2015***
Total Assets (2019)	***R$ 3.092 billion***
Revenues	***R$ 4.120 billion (2019)*** ***R$ 4.812 billion (2020)***
Local Population Attended (2017)	***2.13 million of people (*)***
Commercialization Area	***Brazilian Territory***
Workforce (may 2018)	***456 employees***

PMSO below regulatory!

Amazonas GT Assets

Transmission Lines 230kV	**390 km**
Substations	1,350 MVA
Total Generation	**1,410 MW**
- HPP	250 MW
- TPP Own (capital and interior)	750,7 MW
- TPP rented (ESS)	105 MW
- Independent Producers	305 MW

This presentation may contain estimates and projections. See Disclaimer.

Impact considering the approval of MP 814

Amendment of Federal Law 13.203 / 2015 to address issues affecting the MRE Adjustment Factor "GSF" * such as:
- thermoelectric generation outside the order of merit;
- importation of electric energy without physical guarantee;
- reduction of the load caused by offers of consumers of electric energy;
- anticipation of physical guarantee granted to structuring projects and possible transmission restrictions (HPP Belo Monte, Jirau and Santo Antônio).

MP 814 makes it possible to compensate for the negative effects suffered by the agents caused by the GSF due to these issues in the period from 2013 to 2017, by extending the term of grant.

For Eletrobras, the interpretation of the proposal is seen as **"positive"** because it presents **a partial compensation of the costs with displacements of generation of its plants, in what refers to the portion of the Physical Guarantee without renegotiation of the hydrological risk.**

Estimates of the regulatory asset and consequent extension of the term of grant will depend on complementary regulation.

Petrobras Agreement

Petrobras Agreement - total debt of R$ 20.7 billion			
Debt holder	**Debt**	**Conditions**	**Guarantee**
Eletrobras	9.8	83 months / Selic rate	Credit Law 13,299 / 2016 - 3.5 billion CCC Credit - 1.2 billion Eletropaulo Credit - 1.4 billion Mutual Receivables - 3.7 billion
	1.3	36 months / 124,75%	Mutual Receivables– 1.3 bilhões
	3.1	Controverse*	N/D
Total	14.2		
Debt holder	**Debt**	**Conditions**	**Guarantee**
Distribution Companies	4.8	36 months / 124,75% CDI	Corporate until change of control
	0.8	83 months / Selic	Corporate until change of control
	0.9	Negociation PIE - Breitner	N/A
Total	6.5		
General Total	20.7		

Conditions of effectiveness for the agreement:

- ► **Success of the privatization auction of each of the distribution companies**
- ► **Transfer of control annually and homologated by ANEEL and CADE**

Class Action e Investigation Actions

Class Action

- Agreement signed on May 1st, with the ongoing class action plaintiffs in the US, formalizing a proposal for payment of USD 14.75 million.
- Agreement submitted for approval by the American Court. After notifying the members of the class action for possible objections, the agreement should be approved.
- The proposed agreement does not represent recognition of an illegal act or fault by Eletrobras, who opted for the agreement as a mitigation of the inherent risks in such a trial.

Investigation Actions

- Final report with the investigation results of the independent investigation procedures issued on April 30 by Hogan Lovells office, with approval from the Independent Commission for Investigation Management (CIGI).
- With this result, the investigation activities, as well as the supervision of the members of CIGI, finished on the same date (April 30).
- The contract with Hogan Lovells office is still in ongoing with the purpose of monitoring the remediation actions implemented by Eletrobras and resolving ongoing investigation actions with the US, SEC and DOJ authorities, which is expected to occur by August of this year.

Wilson Ferreira Junior
+55 21 2514-6001
pr@eletrobras.com

Eletrobras
MINISTÉRIO DE
MINAS E ENERGIA

BRASIL
GOVERNO FEDERAL